UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Autohome Inc.

(Name of Issuer)

Ordinary shares, par value US$0.0025 per share

(Title of Class of Securities)

05278C107**

(CUSIP Number)

22/F, No.1333 Lujiazui Ring Road, PuDong,

Shanghai, China, 200120

Attention: Yiming Zhao

Phone: +86-21-38634118
Facsimile: +86-21-33827052

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents four ordinary share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05278C107
1. Names of Reporting Persons. Yun Chen Capital Cayman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 224,800,512 ordinary shares
8. Shared Voting Power
9. Sole Dispositive Power 224,800,512 ordinary shares
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 224,800,512 ordinary shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 44.8% [1]
14. Type of Reporting Person (See Instructions) CO

[1]	The calculation is based on the aggregate of 502,180,456 ordinary shares outstanding as of March 31, 2022, as reported in Autohome Inc.’s Form 20-F filed with the Securities and Exchange Commission on April 25, 2022.

CUSIP No. 05278C107
1. Names of Reporting Persons. Ping An Insurance (Group) Company of China, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 224,800,512 ordinary shares
8. Shared Voting Power
9. Sole Dispositive Power 224,800,512 ordinary shares
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 224,800,512 ordinary shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 44.8% [2]
14. Type of Reporting Person (See Instructions) CO

[2]	The calculation is based on the aggregate of 502,180,456 ordinary shares outstanding as of March 31, 2022, as reported in Autohome Inc.’s Form 20-F filed with the Securities and Exchange Commission on April 25, 2022.

This amendment No. 6 (this “Amendment No. 6”) is filed jointly by Yun Chen Capital Cayman and Ping An Insurance (Group) Company of China, Ltd. (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value US$0.0025 per share (the “ordinary shares”), of Autohome Inc. (the “Issuer”).

This Amendment No. 6 amends and supplements the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 5, 2016 (as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on February 27, 2017, Amendment No. 2 filed by the Reporting Persons on June 19, 2020, Amendment No. 3 filed by the Reporting Persons on July 23, 2020, Amendment No. 4 filed by the Reporting Persons on March 3, 2021, and Amendment No. 5 filed by the Reporting Persons on March 16, 2021, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings assigned to such terms in the Schedule 13D. Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by incorporating by reference therein the information set forth in Item 6 of this Amendment No. 6.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment No. 6 for the aggregate number and percentage of ordinary shares that are beneficially owned by each Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Amendment No.6 for the number of ordinary shares that are beneficially owned by each Reporting Person as of the date hereof, as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as described in this Amendment No. 6, to the best knowledge of the Reporting Persons, no transactions in any of the ordinary shares have been effected by any Reporting Person or any other person named in the response to Item 2 above during the past sixty days preceding the filing of this Amendment No. 6.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares held by the Reporting Persons or the ADSs representing such ordinary shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Pursuant to a Deed of Equitable Share Mortgage, dated April 12, 2023, Yun Chen Capital Cayman mortgaged and charged 33,014,032 ordinary shares of the Issuer in favor of CMB Wing Lung Bank Limited (the “Equitable Share Mortgage”) as security for a term loan facility extended to Yun Chen Capital Cayman.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated July 5, 2016, by and between Yun Chen Capital Cayman and Ping An Insurance (Group) Company of China, Ltd. (filed by reference to Exhibit No.1 to the Statement on Schedule 13D dated June 22, 2016)

2	Deed of Equitable Share Mortgage, dated April 12, 2023, made by Yun Chen Capital Cayman as the Mortgagor in favour of CMB Wing Lung Bank Limited as the Security Agent

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2023

Yun Chen Capital Cayman

	By:	/s/ Yiming Zhao
Name: Yiming Zhao
Title: Director

Ping An Insurance (Group) Company of China, Ltd.

	By:	/s/ Yao Bo
Name: Yao Bo
Title: Co-CEO